Exhibit 12.2

Starwood Property Trust, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

				For the period from August 17, 2009
	For the nine months ended	For the year ended December 31,		(commencement of operations)
	September 30, 2012	2011	2010	through December 31, 2009
Fixed Charges
Interest expense	$30,449	$25,002	$15,141	$1,904
Interest capitalized	$—	$—	$—
Amortization of premiums and discounts	$—	$—	$—
Amortization of capitalized expenses relating to debt	$3,896	$3,780	$646	20
Interest within rental expense	$—	$—	$—
Preferred security dividend requirements in consolidated subsidiaries	$—	$—	$—
Total fixed charges	$34,345	$28,782	$15,787	$1,924

Earnings
Pre-tax income (loss) from continuing operations before equity investees	$144,359	$120,349	$56,267	$(2,580)
Add:
Fixed charges	$34,345	$28,782	$15,787	1,924
Amortization of capitalized interest	$—	$—	$—
Distributed income of equity investees	$1,730	$1,049	$—
Income from equity investees arising from guarantees	$—	$—	$—
Less:
Interest capitalized	$—	$—	$—
Preference security dividend requirements of consolidated subsidiaries	$—	$—	$—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	$388	$1,231	$1,796	437
Earnings (loss)	$180,046	$148,949	$70,258	$(1,093)

Ratio of Earnings to Fixed Charges	5.24	5.18	4.45	(a)

(a) For the period from August 17, 2009 (commencement of operations) through December 31, 2009, our losses exceeded our fixed charges by approximately $1.1 million.  The coverage deficiency for total fixed charges for this period was $3.0 million to arrive at a one-to-one ratio.